DEMANDWARE, INC.

5 Wall Street

Burlington, Massachusetts 01803

March 12, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Charles Lee

Re:	Demandware, Inc.

Registration Statement on Form S-1

File No. 333-175595

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Demandware, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-175595), as amended (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern time on March 14, 2012, or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

(i)	should the Securities and Exchange Commission (the “Commission”) or the staff (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)	the Registrant may not assert the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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U.S. Securities and Exchange Commission

Attention: Charles Lee

March 12, 2012

Very truly yours, DEMANDWARE, INC.

By:	/s/ Scott J. Dussault
Scott J. Dussault Executive Vice President and Chief Financial Officer